Greenbriar Sustainable Living Inc. ("Greenbriar" or the "Company") Management's Discussion and Analysis Six Months Ended - June 30, 2026 (Expressed in Canadian dollars, unless otherwise noted)

August 31, 2026

For further information on the Company, reference should be made to its public filings on SEDAR at www.sedarplus.ca.  Information is also available on the Company's website at www.greenbriarliving.com . This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026, and the audited annual consolidated financial statements for the year ended December 31, 2025, and related notes thereto which have been prepared in accordance with International Financial Reporting Standards. The MD&A contains certain Forward Looking Statements which are described at the end of this report.

CORPORATE OVERVIEW

Greenbriar's business focus is the development of entry-level housing, renewable energy, green technology and sustainable investment projects. Greenbriar is listed on the TSX Venture Exchange (the "TSXV") under the symbol "GRB" and GEBRF on the US OTC market. In 2014 and again in 2023, the TSXV has awarded the Company a "TSX Venture 50" award as a clean technology company.

The Company was incorporated under the Business Corporations Act (British Columbia) on April 2, 2009 under the name "Greenbriar Capital Corp." On October 6, 2011, the Company completed its qualifying transaction under the policies of the TSXV and the Company was listed as a Tier 2 real estate issuer. On November 15, 2023, the Company changed its name from "Greenbriar Capital Corp" to "Greenbriar Sustainable Living Inc." to better reflect the Company's business. The Company's registered records office is located at Suite 1500 - 1055 West Georgia, Vancouver, BC, V6E 4N7.

As further described in this MD&A, Company's material projects are currently comprised of the Sage Ranch project, a sustainable development of 995 entry-level homes in Tehachapi Valley in southern California, and the Montalva solar project, a large utility-scale solar and battery storage farm in Puerto Rico, each of which have the potential to be high impact projects in their respective jurisdictions based on the size of such projects, the anticipated capital investment in connection with their development and the anticipated long-term social and economic impacts to their respective communities Once constructed, such projects are anticipated to drive sustained revenue growth for the Company and contribute to accretive value for the Company's shareholders.

For further information on the Company, reference should be made to its public filings on SEDAR+ at www.sedarplus.ca.  Information is also available on the Company's website at www.greenbriarliving.com.

HIGHLIGHTS - Period Ended June 30, 2026

  On March 13, 2026, the Company closed a non-brokered private placement and issued 625,000 units at a price of $0.40 per unit for gross proceeds of $250,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $0.50 until March 13, 2029.
  On May 15, 2026, the Company closed a non-brokered private placement of 500,000 units at $0.45 per unit for total proceeds of $225,000. Each unit comprises one common share and one full common share purchase warrant. Each warrant is convertible into one common share at $0.55 per share until May 15, 2029.
  During the period ended June 30, 2026, the Company settled $625,000 of the joint venture settlement obligation in exchange for the issuance of 1,250,000 common shares in the capital of the Company.

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  During the period ended June 30, 2026, the Company issued 500,000 common shares related to the exercise of options for gross proceeds of $250,000.
  During the period ended June 30, 2026, the Company issued 348,889 common shares related to the exercise of warrants for gross proceeds of $191,889.

WORKING CAPITAL NOTES AND GOING CONCERN

These consolidated financial statements have been prepared on the basis that the Company is a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The nature of the Company's primary business is the acquisition, management, development, and possible sale of real estate and renewable energy projects. The Company had a loss of $3,030,916 for the six months ended June 30, 2026. As at June 30, 2026, the Company had an accumulated deficit of $41,160,320 and a working capital deficiency of $13,730,924. To date, the Company has no history of earning revenues. If the Company is unable to raise any additional funds to undertake planned development, it could have a material adverse effect on its financial condition. These events and conditions indicate that a material uncertainty exists that raises substantial doubt on the Company's ability to continue as a going concern. If the going concern basis were not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses, and the classifications used in the statement of financial position. These adjustments may be material.

As at June 30, 2026, the Company had a working capital deficiency of $13,730,924, which includes $3.0 million in related party accounts payable and accrued liabilities, $4.0 million in loans payable and $5.0 million in convertible debt  from friendly parties who have not and will not demand payment until the Company has started generating revenue and is in the financial position to repay the loans. During the six months ended June 30, 2026, the Company closed financings of $475,000, received $250,000 in relation to options exercises, $191,889 in warrant exercises, in addition to $150,000 in promissory notes which has demonstrated the ability to raise additional funds required to continue operations. See "Liquidity and Capital Resources".

CURRENT PROJECTS

MONTALVA SOLAR PROJECT

Description and Current Status of the Montalva Solar Project

On May 19, 2020, the Company announced that it has reached an agreement with PREPA on a 25-year 80 MW PPOA for the development, construction, and operation of the Montalva Project, as a Legacy Project with preferential rights.  On May 28, 2020, the Governing Board of PREPA approved the contract and on August 7, 2020, the Puerto Rico Energy Bureau of the Puerto Rico Public Service Regulatory Board ("PREB") also approved the contract.  Unfortunately, the federal Financial and Oversight Board of Puerto Rico ("FOMB") limited its approval to just two projects and the Montalva contract along with the other Legacy Projects, was not approved pending a competitive future RFP to be conducted for selecting future renewable energy projects as ordered by FOMB.  As a result, the Company's claims for damages and lawsuit continued to apply.

On October 3, 2023, the Company announced that further to many years of litigation with the PREPA in both the Commonwealth and US Federal Courts, plus litigation in front of PREB, both parties executed a pro forma settlement agreement beneficial to both parties.  The settlement agreement provides for, among other things: (i) PBJL withdrawing its US $951 Million claim against PREPA and its claims at PREB; (ii) energy pricing that is less than or similar to the RFP Public Tranche contracts in accordance with certain caps; (iii) providing energy storage of 36 MW; (iv) using the Montalva PPOA previously approved by PREPA and PREB in 2020 as the base document for final PPOA agreement; (v) PBJL covering the PREPA sided costs of transmission interconnection and upgrades; and (vi) using a project size of 80 MW.  The settlement agreement provides the basis of a final settlement PPOA subject to mutual agreement between the parties.  A final settlement PPOA with revised commercial terms adding BESS was submitted to PREPA on July 2, 2024, for its concurrence before submission to PREB for its approval and then to FOMB.  Following review by PREPA, PREPA formally submitted a finalized settlement PPOA with updated commercial terms and BESS consistent with the PREPA pricing target in the Tranche 4 RFP to the PREPA Governing Board on November 18, 2024. On April 14, 2025, PREPA filed an Informative Motion with PREB stating its Governing Board did not approve the Company's proposed revisions, reapproving instead the original Settlement Agreement under its exact terms and conditions and lacking the price provisions for an expanded project with BESS. On April 24, 2025, following the filing by PREPA, PREB closed PBJL's case for claims of damages citing that the parties had reached a settlement with the condition that any final PPOA be filed with PREB before submission to FOMB for its approval.

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Subsequently, on October 1, 2025, PREPA issued a Notification to Submit Proposals ("RFP") under an accelerated schedule for qualifying renewable energy projects in accordance with an executive order issued by the governor of Puerto Rico and Resolution and Order issued by PREB restricted to only those project that had participated in any of the prior RFP Tranches or that had ongoing negotiations on renewable energy contracts with PREPA.  This RFP was initiated based on the urgency of the expiring Investment Tax Credits ("ITC") as set forth in the OBBB bill passed by Congress and signed by the president in July 2025.  The pricing of energy from renewable energy projects is highly dependent on the availability of ITC and will result in substantially higher energy prices once the tax credits expire.  Montalva qualified for such RFP and on October 14, 2025, submitted a proposal for Montalva with greater solar capacity and larger battery storage than its settlement agreement.  On November 13, 2025, PREPA submitted the proposals received, totaling eight projects, together with evaluation criteria to PREB for their review.  PREB stated it would conclude its review and recommendations by December 13, 2025.  Such an award for Montalva would result in greater returns for the Company than those offered by the settlement agreement and would be fast-tracked once approved in order to meet certain ITC deadlines.  To date, PREB has approved three of the eight projects and has reserved the right to approve others.

As time is of the essence, on March 16, 2026, the Company filed an Urgent Motion for Relief and Notice with PREB requesting PREB to order PREPA to finalize its negotiations with the Company under the accelerated RFP.  In addition, on May 10, 2026, the Company supplemented its RFP filing with PREPA with an application under the Accelerated Storage Additions Program ("ASAP") formally adding a six-hour 80 MW BESS to Montalva as a hybrid project at the full interconnection capacity while also qualifying under the accelerated RFP submission and agreeing to a reduced price consistent with the commercial terms of its Settlement Agreement.  Such an award under ASAP would allow Montalva to proceed under the commercial terms of its Settlement Agreement and add the BESS in a separate Energy Storage Supply Agreement ("ESSA") and as allowed for award under the accelerated RFP process.  This application tied together the Settlement Agreement, the Montalva RFP submittal and the needs and pricing available under ASAP.  We are waiting for a reply to our ASAP submission and have yet to hear from PREPA.  A copy of our submittal to PREPA was also provided to PREB.

On May 20, 2026, PREB issued an Order to PREPA ordering them to meet with the Company to address the discrepancy of PREPA's evaluation of the Company's RFP submission and report to PREB within 10 days that the discrepancy had been resolved to allow continuing evaluation and negotiations to proceed.  On May 22nd, the parties addressed the discrepancy and agreed to proceed with a Joint Filing.  A Joint Filing together with documentation addressing any discrepancy was provided by the Company to PREPA and was filed with PREB.  PREB issue an order on June 12th that the discrepancy had been addressed by the Company and ordered the PREPA to proceed with negotiations.  It is believed that the Order issued by PREB was a direct result of the Company's Motion for Urgent Relief and Notice filed on March 16, 2026.

As of this date, the parties have narrowed their negotiations on a PPOA and ESSA award to just two issues to be submitted to PREB for settlement.  A joint motion will be file with PREB seeking approval of the final agreements, pending PREB's ruling on the two outstanding issues, and requesting approval of the agreements by PREB.  The timeline for PREB to issue an approval of the agreements is currently uncertain.

Montalva Land Lease Option Agreements

In connection with the planned Montalva Solar Project, the company currently has three separate land lease option agreements and two land purchase option agreements executed by the parties covering four parcels for the construction and operation of Montalva.  These parcels are located in the Municipality of Lajas.  The parcels are contiguous to each other providing approximately 600 acres of land for the Montalva project.  The land leases upon exercising provide for a term of twenty-five years, and such leases may be extended for up to four additional consecutive periods of five years each, at the Company's option, for the purposes of the Company developing the Montalva Project.  The land purchase and lease option agreements are in effect until December 31, 2026, and will be extended as needed, with total payments of US$41,000.  An additional large parcel adjacent to the Lajas parcels located in the Municipality of Guanica is also available and under consideration.  In the past, the parties have agreed to extend these agreements with payment terms to be negotiated for such extensions. During the period ending June 30, 2026, the Company made payment totalling USD $61,491 (December 31, 2025 - USD$74,000), related to payments required by the extension agreements.

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SAGE RANCH PROJECT

Description and Current Status of the Sage Ranch Project

On September 27, 2011, the Company acquired property in accordance with its acquisition agreement with Marks & Kilkenny LLC to acquire real property in Tehachapi, California, USA (the "Property"), as its qualifying transaction under the rules of the TSXV. The purchase price for the Property was US $1,040,000.

The Property is situated close to the central business district and adjacent Tehachapi High School and is comprised of five parcels of real property located within the City of Tehachapi. Tehachapi is located in Kern County on the edge of the Mojave Desert, approximately 35 miles east-southeast of Bakersfield, California.

The legal description of each parcel is as follows:

• Parcel 1 - APN 417-012-01 (approx. 32.97 acres)

• Parcel 2 - APN 417-012-28 (approx. 60 acres)

• Parcel 3 - APN 417-012-27 (approx. 20 acres)

• Parcel 4 - APN 417-012-25 (approx. 19.16 acres)

• Parcel 5 - APN 417-012-24 (approx. 5.63 acres)

Parcels 1 through 5 are contiguous and aggregate approximately 138 acres of land on the south side of Cummings Valley Boulevard (State Highway 202), a major east - west thoroughfare through Tehachapi. The parcels lie immediately east of Clearview Street and immediately north of Pinon Street. The new Tehachapi High School, which opened its doors in 2003, is located immediately to the east of the parcels. A previous owner of these parcels had received Tentative Tract Map ("TTM") approvals under TTM 6218 and TTM 6723.

In 2018, the Company commenced work with the City of Tehachapi (the "City") with respect to preliminary plans and designs of a sustainable housing project under the City's sustainability theme of "New Urbanism" that would ultimately become the Company's Sage Ranch Project.

In February 2019, the City's Planning Commission, after public hearing, approved the preliminary designs and the project community layout for 1,014 units.

Between 2019 and 2021, the City engaged various consultants to prepare the environmental studies which would form the basis of the City's Environmental Impact Report (EIR) under the California Environmental Quality Act (CEQA). Concurrently, the Company continued with project designs and modifications requested by the City.

In July 2021, the City's Planning Commission, after public hearing, approved the community design, layout and project impact of a final layout of the Sage Ranch Project consisting of 995 housing units.

On August 17, 2021, the Company announced that the Sage Ranch Project received full and final approval by the Mayor and City Council with a unanimous 4 to 0 vote in favor to approve the Sage Ranch Project.  The Mayor and City Council approved all three items on the agenda, namely: 1) the approval of the Sage Ranch Master Development Plan; 2) the approval of the 995 home Tract Map and; 3) the approval and acceptance of the Final EIR. The Sage Ranch Project, as approved by City Council, is a world class project consisting of 995 homes which will be built to offset 64 million gallons of annual water usage and is strategically located to offset 4,500 annual tons of CO2. The Company believes the Sage Ranch Project is resistant to the impacts of a future recession as there are at least four US federal financing programs to provide entry-level housing to purchasers with minimal or no down payment requirements, no or reduced credit score requirements, and interest rates subsidized as low as 2% and the Company believes that such financing programs will continue to be made available to prospective purchasers or homeowner in Sage Ranch in the event of an economic downturn or recession.

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Between October 2021 and October 2023, the Company, through its independent professional engineers and architects, continued working with the City to complete the Precise Development Plan (the "PDP) for Phase 1 of the Sage Ranch Project.

The Property is currently vacant land. Development of the Sage Ranch Project consists of 6 phases, to be constructed over a 4-7 year period. A PDP is required for each of the 7 phases. On November 13, 2023, the Sage Ranch Project received Planning Commission approval for the Phase 1 PDP. The Company has submitted applications for permits required for commencement of Phase 1 construction and is currently working with its independent engineering firm, and the City on obtaining approval of such permits. On June 18, 2024, a Sacramento court issued a ruling in the case of Tehachapi Cummings County Water District V. City of Tehachapi (the "City"), which has not yet taken effect. The ruling stated that the City's analysis of the Company's Environmental Impact Report ("EIR") was inadequate and upon resolution of the final cause of action, a writ will be issued voiding the certification of the EIR and any related project approvals.  The City and the Company have already started work to comply with the mandates of the proposed writ. Subsequent to June 30, 2026, on July 27, 2026, the City and the TCCWD issued a joint news release stating the all matters have been settled and that the City and the Tehachapi-Cummings County Water District (TCCWD) have reached an agreement on a settlement regarding all of their legal disputes, which will resolve all matters addressed in the Sacramento ruling. Phase 1 construction is anticipated to begin shortly after the Company has obtained its permits, subject to any revisions made by the City to the Final EIR.

As of the date of this MD&A, the Company has incurred aggregate costs of $10.9 million in connection with the planning, permitting and development of the Sage Ranch Project. The total aggregate costs to complete the Sage Ranch Project is expected to be approximately US$248 million, which is intended to be funded through a combination of the proceeds of the $40 million Loan Mandate Agreement and net revenue derived from future sales of units, though anticipated costs and revenues, including the timing thereof, will vary between each of the phases. As of the date of this MD&A, the Company has not sold or pre-sold any units of the Sage Ranch Project. For further details of the anticipated costs and revenue projections, see "Pro Forma Review of Sage Ranch", below.

The location of the Property is identified in the map below:

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DOWNTOWN TEHACHAPI
TEHACHAPI MUNI AIRPORT
SPORTS STADIUM
MARX CENTER PARK
CITY HALL
JACOBSEN MIDDLE SCHOOL
NATATORIUM
FUTURE DEVELOPMENT OPPORTUNITY
VALLEY BLVD
SNYDER ROAD CONNECTION APPROX. 0.75 ACRE WITHIN SCHOOL MAINTENANCE YARD
HIGH SCHOOL MAINTENANCE YARD
TEHACHAPI HIGH SCHOOL
BASEBALL FIELDS
TOMPKINS ELEMENTARY SCHOOL
FUTURE SPORTS COMPLEX
COTTAGE HOMES
TOWN HOMES
SFD 7
BUNGALOW HOMES
SFD 6
CENTRAL PARK
COURT HOMES
APARTMENTS
SFD 5

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DOWNTOWN TEHACHAPI
TEHACHAPI MUNI AIRPORT
SPORTS STADIUM
MARX CENTER PARK
CITY HALL
JACOBSEN MIDDLE SCHOOL
NATATORIUM
FUTURE DEVELOPMENT OPPORTUNITY
VALLEY BLVD
HIGH SCHOOL MAINTENANCE YARD
TEHACHAPI HIGH SCHOOL
BASEBALL FIELDS
TOMPKINS ELEMENTARY SCHOOL
FUTURE SPORTS COMPLEX
Legend
Major Arterial - Valley Boulevard
Minor Arterial - Pinon Street
Central Avenue
Local Road Section
Local Road Section
Typical Alley
Roundabouts

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Pro Forma Review of Sage Ranch

On November 27, 2023, the Company announced that Altus Group Limited ("Altus"), an independent third-party provider of financial feasibility analysis for real estate project developments, updated the Pro Forma Review of Sage Ranch with an effective date of November 27, 2023 (the "2023 Altus Report"). The 2023 Altus Report is not an independent appraisal report of the Sage Ranch Project or the Property, but was provided to assist the Company in benchmarking the relative profitability of the Sage Ranch Project to facilitate the financing to be provided in connection with the Mandate Agreement with Voya.

The following is a summary of the projected revenue, costs and profits associated with the Sage Ranch Project (all in USD), as provided in the 2023 Altus Report.

Dashboard	$280 Price per Square Feet Revenue 995 units of 1 to 2 Stories 1,600,763 SF
Projected Revenue	995 units, totaling 1,600,763 square feet saleable Target average sales rate of $280 per square foot of saleable $421,900,600 projected net residential revenue after 6% sales agent fee
Projected Costs	$106 per square foot of GLA projected base construction cost $169,680,878 construction cost $18,946,631 site servicing cost $11,707,203 project contingency $247,571,261 total projected cost
Projected Profit	$174,329,339 projected net profit and 63.51% profit on cost $123,374,762 Net Present Value based on a Discount Rate of 6% p.a.

The 2023 Altus Report was completed based on Altus' analysis of the costs and expected revenues as of the date of the 2023 Altus Report after taking into account, among other things, the following:

  The description of the Sage Ranch Project contained in the Master Development Plan completed by JZMK Partners and updated as of June 25, 2021, which was approved by City Council on August 17, 2021.
  The City of Tehachapi Ordinance No. 21-04-762 dated September 7, 2021, pursuant to which the City approved the Sage Ranch Project, subject to the conditions as set out in such ordinance.
  The projected build timeline of the Sage Ranch Project, to be constructed over 6 phases spanning approximately 6 years, with Phase 1 construction beginning in 2024.
  A benchmark review of similar home sales in the area surrounding the Property, including a review of a price evaluation dated May 2023 completed by Keller William Forward Living, a company controlled by Paul Morris, the Independent Head of Sales for Sage Ranch (the "KWFL Price Evaluation").
  Construction costs based on the average home size described in the Master Development Plan, assuming a cost-efficient design and a competitive tendering process.
  An estimate of site servicing costs completed by the Company's independent engineering firm, Dewalt Corporation, dated June 4, 2019.
  Municipal costs based on the relevant data from the City and Kern County and available as of the date of the 2023 Altus Report.
  Development costs, including (i) architecture, engineering and consulting, (ii) municipal, permit, insurance, legal and other soft costs, (iii) sales costs, and (iv) contingencies at an aggregate assumed rate of approximately 24% of construction costs.
  Assumptions with respect to the financing of the Sage Ranch Project being completed solely through equity and not conventional loan funding.

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The Company has engaged Voya pursuant to the Loan Mandate Agreement to provide up to US$40 million for the purposes of financing the initial construction of the Sage Ranch Project and does not currently anticipate using equity financing to construct the Sage Ranch Project. See "Financing Arrangements". As of the date of this MD&A, it is unknown whether construction of Phase 1 will begin in 2026 as the City retains the discretion to make changes to the EIR approved for the Sage Ranch Project and the Company has not yet received the necessary permits to begin construction; however, a short delay (if any) is not currently anticipated to result in a material impact to the projections presented in the 2023 Altus Report other than a potential corresponding delay in the sequential annual projections for Years 0-7, which are based on Year 0 being 2024.

As of the date of this MD&A, other than as described elsewhere in this MD&A, the Company is not aware of any material changes to Master Development Plan, the KWFL Price Evaluation, or any of the other assumptions and qualifications contained in the 2023 Altus Report which would reasonably be considered to result in a material impact to the projections presented in the 2023 Altus Report. See "Cautionary Statement Regarding Forward-Looking Statements" and "Cautionary Statement Regarding FOFI".

Financing Arrangements

On March 30, 2022, the Company executed a USD $40 million Loan Mandate Agreement, which has been amended from time to time with the latest amendment entered into on August 19, 2026 (as further amended or supplemented from time to time, the "Loan Mandate Agreement"), with Voya Investment Management, LLC, the asset management business of Voya Financial, Inc. ("Voya"), for a senior secured construction loan for the initial construction of the Company's Sage Ranch Project.

The Loan Mandate Agreement provides that, upon completion of additional structuring considerations and subject to customary closing conditions, including but not limited to the execution of definitive credit documents, inter alia, Voya will provide a senior secured credit facility (the "Credit Facility") to the Company of up to US$ 40 million for the purposes of construction, the purchase of deeded water rights, and directly related expenses of the Sage Ranch Project. The final terms of the Credit Facility are subject to further negotiations and will be reflected in the definitive credit documents.

In connection with the Loan Mandate Agreement, in the event the Company choses another lender for the Sage Ranch Project or otherwise begins construction on the Sage Ranch Project without obtaining financing from Voya, the Company will issue to Voya 2,000,000 warrants to purchase common shares of the Company for $1.25 per share, plus a USD $1 million cash break-up fee.

For further details of the Loan Mandate Agreement, please refer to the full text of the Loan Mandate Agreement, a copy of which has been filed on the Company's SEDAR+ profile at www.sedarplus.ca

Settlement of Option to Acquire Net Profits Interest with Captiva

On October 6, 2018, the Company closed the sale of 50% undivided interest in the Sage Ranch Project to Captiva Verde Wellness Corp. ("Captiva"), which represents a non-arm's length transaction as the Chief Executive Officer of the Company, Jeffrey Ciachurski, is also the Chairman of Captiva, the Chief Financial Officer of the Company, Anthony Balic, is also the Chief Financial Officer of Captiva, Michael Boyd, a director of the Company, is also a director of Captiva and Brian Conlan, a director of the Company is also the Chief Executive Officer of Captiva. The Company received 10,687,500 common shares of the Captiva which had a fair value of $1,068,750 and $112,500 in cash, for total consideration of $1,181,250 ("Sale Agreement").

On August 10, 2020, the Company entered into an option and joint venture agreement (the "Option and Joint Venture Agreement") with Captiva amending the terms of the Sale Agreement.

Pursuant to the terms of the Option and Joint Venture Agreement, Captiva's 50% interest in the Sage Ranch Project was converted into an option to earn (the "Option") a 50% net profits interest in the Tehachapi Property by:

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1. Captiva paying the Company a cash payment of $112,500 (the "Cash Payment") (Captiva satisfied this payment in 2018 under the terms of the Sale Agreement);

2. Captiva issuing the Company common shares (the "Share Payment") (Captiva satisfied this payment in 2018 through the issuance of 10,687,500 common shares under the terms of the Sale Agreement); and

3. Captiva funding the applicable permitting and development costs for the Sage Ranch Project (Captiva was in default on such funding obligations).

Captiva had until the earlier of: (i) August 20, 2025 and (ii) the date the Company receives final approval from the City of Tehachapi (and other required regulatory approval) to build houses on the Tehachapi Property, to exercise the Option.

If Captiva made the payments summarized above by the required time, Captiva would have exercised the Option and automatically acquired a 50% net profits interest in and to the Sage Ranch Project. If Captiva exercised the Option, then Captiva and the Company would have immediately entered into a joint venture (the "Joint Venture") pursuant to the terms of the Option and Joint Venture Agreement. Pursuant to the terms of the Joint Venture, the Company and the Captiva were required to evenly split all net profits derived from the Sage Ranch Project.

Captiva was in default of its funding obligations under the Option and Joint Venture Agreement. On June 22, 2023, and amended on August 21, 2023, the Company entered into the Original Settlement Agreement whereby the Company will repay Captiva the amount funded by Captiva under the Option and Joint Venture Agreement (equal to $5,591,588) in 48 equal monthly installments of $116,491 starting on August 22, 2024, with the last payment on June 1, 2028. During the period ended June 30, 2026, the Company settled $625,000 of the settlement obligation in exchange for the issuance of 1,250,000 common shares in the capital of the Company.

Subsequent to Amending Agreements being repaid, Captiva will no longer have any further net profits interest, or any other interest, in and to the Sage Ranch Project.

For further details of the Sale Agreement, the Option and Joint Venture Agreement, the Original Settlement Agreement and the Settlement Amending Agreements please refer to the full text of such agreements, copies of which have been filed on the Company's SEDAR+ profile at www.sedarplus.ca.

Water Rights Agreements

The Sage Ranch Project, as approved by City Council, requires no less than 348 gross acre-feet of water pumping rights. Based on historical information published by the city, the city currently has a surplus availability of 770 acre-feet of water. The Company has secured 188 net acre-feet (282 base acre-feet) of adjudicated water rights in the Tehachapi Basin, either through direct ownership or binding option agreements, and the City has agreed to reduce the required water rights by replacing the entire parks, soccer fields, landscaping and common areas with artificial turf, reducing the remaining requirement to 44 net acre feet needed which the City has agreed to provide Sage Ranch.

As of the date of this MD&A, the Company owns or has access to (via option agreements with Ronnie Strasser and Paul Morris, as further described below) an aggregate of 282 acre-feet of water rights to supply the Sage Ranch Project. The Company's adjudicated deeded water rights is equal to 76 acre-feet (or 26.9% of the aggregate 282 acre-feet available to the Company).

During the year ended December 31, 2023, the Company entered into the Original Water Rights Agreement with Ronnie Strasser, an arm's length party, to purchase up to 115 acre-feet of water rights in the Tehachapi-Cummings County Water District (the "Water Rights") at an aggregate price of US$3,364,964 (or US$29,260.56 per acre-foot) plus a non-refundable reservation fee of US$1,010,000 (the "Original Reservation Fee"). On August 30, 2024, the Company entered into the Water Rights Amendment Agreement, pursuant to which the purchase price was increased to an aggregate price of US$3,400,000 (or US$29,565.22 per acre-foot) plus the Original Reservation Fee, subject to the expiry of such option on December 31, 2024. The option was not exercised and expired on December 31, 2024.

Q2 2026 MD&A (expressed in CAD Dollars) - period ended June 30, 2026
www.greenbriarliving.com

On April 25, 2025, the Company entered into an arrangement with Ronnie Strasser to buy 115 acre-feet of adjudicated and deeded water rights for USD $1,250,000, which expires on April 25, 2027. If the purchase is not made within 120 days, the amount will escalate by $62,500 (late payment fee) and then another $62,500 for each additional 90 days thereafter until the expiry date or the agreement is mutually terminated. During the period ended June 30, 2026, the Company has accrued $125,000 (2025 - $nil) late payment fees which have been capitalized to the project. As at June 30, 2026, the total accrued on the late fee payable is $250,000 (2025 - $125,000). If the water is not purchased, the Company would owe any late payment fees accrued. For further details of the Original Water Rights Agreement and the Water Rights Amendment Agreement please refer to the full text of such agreements, copies of which have been filed on the Company's SEDAR+ profile at www.sedarplus.ca. Mr. Strasser became a director of Captiva on August 31, 2023, but resigned from such position on July 2, 2024. In addition, Mr. Strasser is the principal of Phantom Developments Limited, the company that submitted an unsolicited offer to purchase the Company's Sage Ranch Project in June of 2022, which the Company determined not to accept.

During the year ended December 31, 2023, the Company agreed to terms of an arrangement with Paul Morris, Independent Head of Sales for Sage Ranch, whereby the Company obtained an option to acquire an additional 76 acre-feet of water rights for consideration equal to US$1.077 million.

During the year ended December 31, 2022, the Company acquired 76 acre-feet of water rights for the Sage Ranch Project by way of a debt settlement agreement with TS Media LLC, an arm's length party. Pursuant to such settlement agreement, the debt of US$1,000,000 was settled in exchange of 925,926 units of the Company.  Each unit consists of one common share plus one whole share purchase warrant.  Each warrant was exercisable to acquire one common share at an exercise price of $1.46 until December 13, 2025. The warrants expired unexercised.

Given the scarcity of water rights in the area and the lack of frequent purchases of water rights to rely upon, management of the Company used their business judgement when determining the value of the Company's water rights option agreements. Ultimately, water rights prices are determined by the seller based on market forces and there is little or no room for negotiation.

OTHER CORPORATE DEVELOPMENTS AND UPDATES

INX TOKENIZATION

On April 3, 2023, the Company announced that it was pursuing an arrangement with The INX Digital Company, Inc. ("INX") whereby INX would digitize certain common shares of the Company into digital tokens, which would be listed on the INX. One Platform for digital assets. Completion of such arrangement is subject to certain conditions, including the approval of the TSXV. As of the date of this MD&A, the Company has not satisfied all required conditions; however, the Company is continuing to work toward the satisfaction of such conditions although this has become less of a priority for the Company. The Company anticipates that such arrangements will be completed in Q4 2027.

NYSE LISTING

On September 21, 2022, shortly after the Company became US reporting company, the Company announced that it would apply to list its shares on the NYSE American. Such application was subject to the Company satisfying all listing requirements of the NYSE American, including but not limited to the US$2.00 minimum share price. As of the date of this MD&A, the Company has not made an application to list its shares on the NYSE American as the Company's share price has been below the required threshold. Management of the Company has determined to postpone any such application.

ACQUISITION OF REGIONAL REAL ESTATE FRANCHISE NETWORK

On August 8, 2022, the Company announced that it was in the process of finalizing a formal binding offer to purchase an entire regional real estate franchise network (the "Agency"). The completion of such offer was subject to the Company's confirmation that the sellers could obtain all consents necessary to the transfer the equity interests of the Agency. As of the date of this MD&A, the sellers have not obtained such consents and the Company has not completed a formal binding offer with respect to the Agency.

Q2 2026 MD&A (expressed in CAD Dollars) - period ended June 30, 2026
www.greenbriarliving.com

OFFER TO PURCHASE SAGE RANCH

On June 29, 2022, the Company announced that it had received an unsolicited offer from Phantom Developments Limited ("Phantom"), a company controlled by Ronnie Strasser, to purchase the Company's interest in the Sage Ranch Project for $79.9 million in cash. Management of the Company believed the offer price was insufficient and, on July 6, 2022, the Company announced that it was pursuing other alternative transactions with respect to the Sage Ranch Project unless the offer price was increased. As of the date of this MD&A, there have been no changes to the offer submitted by Phantom and the Company has not further engaged with Phantom with respect to such offer.

As of the date of this MD&A, the Company remains in discussion with various parties with respect to such potential acquisitions, but no formal decision has been made in either jurisdiction.

ENTRY-LEVEL HOUSING PROJECTS IN ARIZONA AND HAWAII

On February 16, 2024, the Company announced that it was actively pursuing the acquisition of a sizeable entry-level housing project in both of Southern Arizona and Hawaii. As of the date of this MD&A, the Company remains in discussion with various parties with respect to such potential acquisitions, but no formal decision has been made in either jurisdiction.

CORDERO RANCH PROJECT

On January 22, 2025, the Company announced it has entered into a memorandum of understanding to acquire the 1,361 Acre Cordero Ranch project located in Cedar City, Utah. Mr. Tommy Sullivan, Chairman of the Company's real estate advisory board and former member of the Board of Directors, purchased the Cordero Ranch property in 2002 in Cedar City, Utah. The property was annexed into the city in 2008 in exchange for Mr. Sullivan gifting adjudicated water rights to the city. On December 7th, 2009, the city executed a Master Plan Development Agreement for Cordero Ranch that is still in full force and effect today, approving and authorizing the construction of 6,726 homes and with the city providing full water, sewer and ancillary services. The 6,726 homes in the Master Plan comprise 2,034 acres with 4,501 of these fully approved homesites within a 1,361 acres keystone center parcel owned by Tomy Sullivan. The company has engaged Watson Engineering, who will prepare a revised Master Plan that will augment the original plan above with a new south campus space for SUU (Southern Utah University), and include retail, offices, married student housing, and small sustainable entry-level homes, (average approximately 1,000 SF) starting at $300,000+. From the community side, the master planning and approval process is supported by local business leaders.

The Company plans to establish a large, self-contained high-quality, yet affordable, living community that inspires quality and home ownership that is recession-resistant (based on the federal financing programs discussed elsewhere in this MD&A), mixed with a full-quality lifestyle setting, coupled with a demographic supportive of the environment: veterans housing, seniors, and personal security. Cordero Ranch will be a mixed-use community that encourages sensitive site design, provides ample recreation/open space amenities, and conserves and preserves natural resources. Development of the Cordero Ranch project is expected to occur over approximately 7 years, with construction anticipated to begin as early as 2027. As of the date of this MD&A, the Cordero Ranch project is in the revised layout and permitting stage.

Q2 2026 MD&A (expressed in CAD Dollars) - period ended June 30, 2026
www.greenbriarliving.com

SELECTED FINANCIAL INFORMATION

(tabled amounts are expressed in CAD dollars)	As at June 30, 2026	As at December 31, 2025
Cash	$583	$57,539
Deposit and prepaid expenses - short term	30,919	66,575
Other receivables	16,065	2,988
Marketable securities	3,096,000	3,096,000
Sage Ranch	10,896,232	10,273,524
Power project acquisition and development costs	8,479,378	8,058,124
Total assets	22,519,177	21,554,750
Total liabilities	19,112,107	17,738,987

The Company has total assets of $22.52 million as at June 30, 2026, compared to $21.55 million as at December 31, 2025. This increase is attributable to fluctuations in exchange rates as predominately all the Company's long-term assets are in the United States.

The Company has total liabilities of $19.11 million as at June 30, 2026, which is higher than the liabilities of $17.74 million as at December 31, 2025, due to an increase of accounts payable and accrued liabilities and loans and advances as the Company continues to accrue expenses as it waits for either Sage Ranch or Montalva to start generating revenue.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
General and administration expenses
Consulting and management fees	$(144,841)	$(165,519)	$(552,199)	$(506,189)
General and administrative	(35,303)	(29,975)	(85,517)	(81,132)
Share-based payment expense	(415,876)	(130,418)	(415,876)	(130,418)
Professional fees	(109,533)	(119,508)	(155,310)	(183,069)
	(705,553)	(445,420)	(1,208,902)	(900,808)
Other (expenses) income, net
Foreign exchange gain (loss)	(414,885)	471,055	(523,983)	524,843
Accretion expense on convertible debt	(172,676)	(125,474)	(340,383)	(249,248)
Accretion on joint venture settlement obligation	(95,187)	(113,181)	(202,134)	(228,390)
Interest expense and bank chares	(225,420)	(250,074)	(459,107)	(437,552)
Gain on modification of convertible debt	26,422	-	26,422	-
Fair value adjustment on derivative liability	(369,551)	91,218	(322,829)	(63,453)
Loss	(1,956,850)	(371,876)	(3,030,916)	(1,354,608)

Other comprehensive income (loss)
Cumulative translation adjustment	362,198	(943,799)	671,120	(997,539)
Total comprehensive loss	$(1,594,652)	$(1,315,675)	$(2,359,796)	$(2,352,147)

Loss per share-basic and diluted	$(0.05)	$(0.01)	$(0.07)	$(0.04)

Weighted average shares outstanding-basic and diluted	43,339,895	37,459,433	42,446,904	37,415,042

Q2 2026 MD&A (expressed in CAD Dollars) - period ended June 30, 2026
www.greenbriarliving.com

Three months ended June 30, 2026 compared to June 30, 2025

The Company recorded a loss of $2.0 million for the three months ended June 30, 2026, compared to a loss of $0.4 million in the same period in 2025. The increase was primarily due to a foreign exchange loss of $414,885 compared to a gain of $471,055 in 2025, a fair value loss on the derivative liability of $369,551 compared to a gain of $91,218 in 2025, and higher share-based payment expense of $415,876 compared to $130,418 in 2025. The increase was also attributable to higher accretion expense on the convertible debt, partially offset by lower consulting and management fees, professional fees, interest expense and bank charges, and a $26,422 gain on modification of the convertible debt.

The Company recorded a cumulative translation adjustment gain of $362,198 for the three months ended June 30, 2026, compared to a loss of $943,799 in the same period in 2025. This fluctuation was mainly due to foreign exchange volatility affecting the translation of the Company's inter-company receivables. As a result, total comprehensive loss was $1.6 million for the three months ended June 30, 2026, compared to $1.3 million in the same period in 2025.

Six months ended June 30, 2026 compared to June 30, 2025

The Company recorded a loss of $3.0 million for the six months ended June 30, 2026, compared to a loss of $1.4 million in the same period in 2025. The increase was primarily due to a foreign exchange loss of $523,983 compared to a gain of $524,843 in 2025, higher share-based payment expense of $415,876 compared to $130,418 in 2025, and a fair value loss on the derivative liability of $322,829 compared to a loss of $63,453 in 2025. The increase was also attributable to higher consulting and management fees, accretion expense on the convertible debt, and interest expense and bank charges, partially offset by lower professional fees and accretion expense on the joint venture settlement obligation, together with a $26,422 gain on modification of the convertible debt.

The Company recorded a cumulative translation adjustment gain of $671,120 for the six months ended June 30, 2026, compared to a loss of $997,539 in the same period in 2025. This fluctuation was mainly due to foreign exchange volatility affecting the translation of the Company's inter-company receivables. As a result, total comprehensive loss was $2.4 million for both the six months ended June 30, 2026 and 2025.

Consolidated quarterly loss - 8 quarters historic trend

(tabled amounts are expressed in CAD dollars)	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Total revenues	-	-	-	-	-	-	-	-
Net income (loss) for the period	(1,956,850)	(1,074,066)	1,139,946	(1,311,303)	(371,876)	(982,732)	(3,035,094)	(601,125)
Basic/Diluted income (loss) per share	(0.05)	(0.03)	0.03	(0.03)	(0.01)	(0.03)	(0.09)	(0.02)
Total assets	22,519,177	21,968,286	21,554,750	20,115,714	19,644,907	20,472,276	20,263,844	19,941,733
Working capital (deficiency)	(13,730,924)	(13,059,336)	(12,755,032)	(13,633,598)	(13,704,195)	(12,253,878)	(10,843,592)	(9,751,168)
Cash dividend declared	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Three months ended June 30, 2026 vs. historical quarters

As the Company has not yet generated revenue and is in the development and investment stage, quarterly results fluctuate with the timing of one-off transactions, non-cash fair value and foreign exchange movements, financing activities, and corporate activity related to project development.

Net income (loss)

Quarterly net results over the eight-quarter period ranged from a loss of $3,035,094 in Q4 2024 to net income of $1,139,946 in Q4 2025. The Q4 2024 loss was the largest in the period presented and reflected the loss on settlement of the joint venture obligation of $538,461, the loss on modification of the joint venture settlement obligation of $246,168, higher finance expense, and a higher foreign exchange loss recorded in that quarter. Q4 2025 was the only quarter in the period in which the Company recorded net income, principally reflecting an unrealized gain on marketable securities of $1,341,000 and a fair value gain on the derivative liability of $845,203, partially offset by higher interest expense.

Q2 2026 MD&A (expressed in CAD Dollars) - period ended June 30, 2026
www.greenbriarliving.com

In the current quarter, the Company recorded a net loss of $1,956,850 compared to a net loss of $371,876 in Q2 2025. The loss principally reflects general and administrative expenses of $705,553, including share-based payment expense of $415,876, a foreign exchange loss of $414,885, and a fair value loss on the derivative liability of $369,551. Finance costs included interest expense and bank charges of $225,420, accretion expense on the convertible debt of $172,676, and accretion expense on the joint venture settlement obligation of $95,187. These expenses were partially offset by a gain on modification of the convertible debt of $26,422.

The remaining quarterly losses in Q3 2024, Q1 through Q3 2025 and Q1 2026 ranged from $371,876 to $1,311,303. These losses principally reflect ongoing general and administrative expenses and finance costs, together with foreign exchange and fair value movements that varied from quarter to quarter. The Q3 2025 loss also included a $402,740 loss on shares issued for debt settlement.

Total assets

Total assets increased from $19,941,733 at Q3 2024 to $22,519,177 at Q2 2026. The overall increase principally reflects the capitalization of costs related to the Company's Sage Ranch and Montalva projects and the increase in marketable securities, in addition to fluctuations in exchange rates, as substantially all of the Company's long-term assets are located in the United States.

Working capital deficiency

The Company's working capital deficiency increased from $9,751,168 at Q3 2024 to $13,730,924 at Q2 2026. The increase reflects activity related to advancing the Sage Ranch and Montalva projects and the accrual of associated costs while the Company works to complete a financing or obtain funding under the Voya loan. The working capital deficiency at Q2 2026 was the highest recorded during the eight-quarter period presented.

Dividends

No cash dividends have been declared by the Company in any of the quarters presented.

Loss per share

Basic and diluted loss per share in each quarter reflects the net loss, or net income in Q4 2025, divided by the weighted average number of common shares outstanding during the period. Basic and diluted loss per share was $(0.05) in Q2 2026, compared to $(0.01) in Q2 2025.

LIQUIDITY AND CAPITAL RESOURCES

(tabled amounts are expressed in CAD dollars)	Six Months Ended June 30,
	2026	2025
Cash inflows (outflows) from operating activities	$(737,498)	$(1,252,180)
Cash inflows (outflows) from financing activities	901,636	1,516,885
Cash inflows (outflows) from investing activities	(221,094)	(207,593)
Net cash flows	(56,956)	57,112
Cash balance	$583	$2,885

Q2 2026 MD&A (expressed in CAD Dollars) - period ended June 30, 2026
www.greenbriarliving.com

The Company had a cash balance of $583 as of June 30, 2026. Cash used in operating activities was $737,498, compared to $1,252,180 in the same period in 2025. The decrease was primarily due to changes in working capital items, net of corporate expenses.

Cash provided by financing activities for the six months ended June 30, 2026 was $901,636, compared to $1,516,885 in the same period in 2025. The current-period inflow primarily reflects proceeds from private placement financings and the exercise of options and warrants, net of debt repayments and payments toward the Captiva joint venture settlement obligation.

Cash used in investing activities for the six months ended June 30, 2026 was $221,094, compared to $207,593 in the same period in 2025, as the Company capitalized costs related to the Sage Ranch and Montalva projects.

The Company has no history of generating revenue and has been dependent upon raising funds through issuances of debt or equity. Development of the Company's projects will require significant additional capital. The Company does not anticipate generating sufficient revenue to continue ongoing operations until Phase 1 of the Sage Ranch Project is complete. The Company has engaged Voya pursuant to the Mandate Agreement to provide up to US$40 million for the construction and development of the Sage Ranch Project; however, there is no guarantee that such financing will be completed. See "Financing Arrangements." The Company's ability to continue as a going concern is dependent on its ability to raise additional funds.

SHAREHOLDERS' EQUITY

As at June 30, 2026, the Company had unlimited authorized common shares without par value and 44,074,983 common shares issued and outstanding, 4,287,000 share purchase options and 8,164,667 warrants outstanding. As at the date of this report, the Company had unlimited authorized common shares without par value and 44,479,983 common shares issued and outstanding, 3,987,000 share purchase options and 8,059,667 warrants outstanding.

- On March 13, 2026, the Company closed a non-brokered private placement and issued 625,000 units at a price of $0.40 per unit for gross proceeds of $250,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $0.50 until March 13, 2029.

- On May 15, 2026, the Company closed a non-brokered private placement and issued 500,000 units at a price of $0.45 per unit for gross proceeds of $225,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $0.55 until May 15, 2029.

- During the period ended June 30, 2026, the Company settled $625,000 of the joint venture settlement obligation in exchange for the issuance of 1,250,000 common shares in the capital of the Company. There was no gain or loss recorded as the fair value of the shares issued equalled the liability extinguished.

- During the period ended June 30, 2026, the Company issued 500,000 common shares related to the exercise of options for gross proceeds of $250,000.

- During the period ended June 30, 2026, the Company issued 348,889 common shares related to the exercise of warrants for gross proceeds of $191,889.

- On May 18, 2026, the Company granted an aggregate of 500,000 stock options to consultants of the Company exercisable at $0.55 per share for a period of 3 years.

- On June 12, 2026, the Company granted an aggregate of 725,000 stock options to directors and officers of the Company exercisable at $0.55 per share for a period of 5 years.

- Subsequent to June 30, 2026, the Company the Company issued 300,000 common shares related to the exercise of options for gross proceeds of $210,000.

- Subsequent to June 30, 2026, the Company issued 105,000 common shares related to the exercise of warrants for gross proceeds of $60,250.

Q2 2026 MD&A (expressed in CAD Dollars) - period ended June 30, 2026
www.greenbriarliving.com

The following table discloses the number of options and vested options outstanding as at the date of this report:

Number of options outstanding and exercisable	Weighted average exercise price	Expiry date
350,000	$0.82	July 7, 2027
500,000*	$1.00	December 31, 2026
1,137,000	$1.10	November 15, 2028
200,000	$1.10	November 30, 2028
75,000	$0.90	November 21, 2027
500,000	$0.40	October 12, 2028
500,000	$0.55	May 18, 2031
725,000	$0.55	June 12, 2031
3,987,000	$0.80

*subsequent to June 30, 2026, these options were repriced to $0.63 and extended to December 31, 2028.

The following table discloses the number of warrants outstanding as at the date of this report:

Outstanding warrants	Expiry Date	Exercise price
577,000	November 29, 2027	$1.50
355,000	May 10, 2028	$1.50
460,000	June 30, 2028	$1.30
900,000	January 11, 2027	$1.30
1,809,000	March 28, 2027	$1.35
2,133,667	July 18, 2028	$0.55
700,000	October 15, 2028	$0.60
625,000	March 13, 2029	$0.50
500,000	May 15, 2029	$0.55
8,059,667

COMMITMENTS AND CONTINGENCIES

As at June 30, 2026 the Company had the following commitments and contingencies outstanding:

	Within 1 year	Over 1 year	Total
PBJL Share transfer (ii)	$696,050	-	$696,050

(i) The Company entered into three separate land lease options agreements with Jose Arturo Acosta, to lease land in the Municipality of Lajas of Puerto Rico. The Company made initial payments on the execution date of each option agreement and will thereafter make certain payments over the term of the option periods. During the period ended June 30, 2026, the Company entered into additional extension agreements extending the option term on all agreements to December 31, 2026, and agreeing to make future payments totalling US$74,000.

Q2 2026 MD&A (expressed in CAD Dollars) - period ended June 30, 2026
www.greenbriarliving.com

(ii) On April 23, 2013, 330 common shares, representing approximately a 33% interest, of PBJL were transferred by Heidi Ciachurski, the spouse of the Company's CEO to AG Solar and the Company.  The Company may be required to pay approximately US $500,000 for these shares on terms yet to be negotiated. As at the date of the MD&A, no material negotiations have occurred. Any future payments will be subject to available funds and the completion of a significant financing of the Company in the future.

(iii) On March 30, 2022, the Company executed the USD $40 million Mandate Agreement with Voya, which has been amended from time to time with the latest amendment entered into on August 19, 2026, for a senior secured construction loan for the construction of the Company's Sage Ranch Project. In connection with the Mandate Agreement, in the event the Company choses another lender for the Sage Ranch Project or otherwise begins construction on the Sage Ranch Project without obtaining financing from Voya, the Company will issue to Voya 2,000,000 warrants to purchase common shares of the Company for $1.25 per share, plus a USD $1 million cash break-up fee.

(iv) Upon the Company closing certain development milestones allowing for an equity raise of at least US $2 Million or the sale of any Company assets or project rights including the Tehachapi land, whichever comes first, the Company will make a one-time payment of US $250,000 to Cliff Webb, the President of the Company.  In addition, the President will be paid a US$1.95 Million development completion bonus at the time the Montalva Solar Project completes all key milestones necessary for the Company to obtain project financing for the Montalva Solar Project. These development milestone payments are structured to incentivize the President to reach these milestones and compensate him for the work required to do so and were reviewed and approved by the Company's compensation committee.

REGULATORY DISCLOSURES

Off-Balance Sheet Arrangements

As at the date of this report, the Company did not have any off-balance sheet arrangements.

Proposed Transactions

The Company does not have any proposed transactions as at June 30, 2026, other than as disclosed elsewhere in this MD&A.

Related Party Transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors or companies with common directors of the Company.

The Company incurred the following expenses with key management personnel during the period ended June 30:

	2026	2025
Consulting and management fees	$365,945	$412,868

During the period ended June 30, 2026, the President of the Company charged the Company $102,439 (2025 - $124,307) related to services.

During the period ended June 30, 2026, a Company controlled by the CFO of the Company charged the Company $91,000 (2025 - $111,000) related to services.

During the period ended June 30, 2026, the Chief Executive Officer of the Company charged the Company $172,506 (2025 - $177,561) related to services.

Q2 2026 MD&A (expressed in CAD Dollars) - period ended June 30, 2026
www.greenbriarliving.com

During the period ended June 30, 2026, related party loans and promissory notes totaled $2,064,019 (December 31, 2025 - USD $1,896,541)

On June 22, 2023, and amended on August 21, 2023, the Company entered into the Original Settlement Agreement whereby the Company will repay Captiva the amount funded by Captiva under the Option and Joint Venture Agreement (equal to $5,591,588) in 48 equal monthly installments of $116,491 starting on July 1, 2024, with the last payment on June 1, 2028. Subsequent to the remaining amount owing under the Original Settlement Agreement, as amended by the Settlement Amending Agreements, being repaid, Captiva will no longer have any further net profits interest, or any other interest, in and to the Sage Ranch Project. During the period ended June 30, 2026, the Company has made payments of $146,500 (2025 - $166,500) related to this obligation in addition to $nil (2024 - $206,947) receivable which was netted against the obligation. During the period ended June 30, 2026, the Company settled $625,000 of the settlement obligation in exchange for the issuance of 1,250,000 common shares in the capital of the Company. There was no gain or loss recorded as the fair value of the shares issued equalled the liability extinguished.

During the year ended December 31, 2024, the Company received a USD$285,000 (CAD $399,818) promissory note that bears interest at 12% per annum, is unsecured and is repayable up to September 30, 2025. The promissory note is past due and payable on demand. During the period ended June 30, 2026, interest on the promissory note was $11,912 (December 31, 2025 - $26,894). During the year ended December 31, 2025, the ownership of the USD $285,000 loan was transferred to the CEO of the Company through a private transaction.

During the year ended December 31, 2024, the Company entered into a loan agreement for USD $350,000 ($476,563). The loan bears interest at 12% per annum, is unsecured and is repayable on or before December 31, 2025. During the period ended June 30, 2026, interest on the promissory note was $14,413 (December 31, 2025 - $61,606). During the year ended December 31, 2025, the ownership of the USD $350,000 loan was transferred to the CEO of the Company through a private transaction.

As at June 30, 2026, USD $1,025,350 (December 31, 2025 - USD $1,025,350) remained accrued, and for the period ended June 30, 2026, USD $nil (December 31, 2024 - USD $209,434) was paid related to accrued bonuses to awarded to executives, directors and former directors of the Company.

As at June 30, 2026, the Company had $1,562,264 (December 31, 2025 - $1,308,918) in accounts payable to related parties.

Financial Instruments

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.

		June 30, 2026	December 31, 2025
	Fair Value Hierarchy	Fair value $	Fair value $
Financial assets
Fair value through profit and loss ("FVTPL")
Cash	Level 1	583	57,539
Marketable securities	Level 2	3,096,000	3,096,000
Financial liabilities
Other financial liabilities
Convertible debenture derivative	Level 3	483,121	145,122

Q2 2026 MD&A (expressed in CAD Dollars) - period ended June 30, 2026
www.greenbriarliving.com

Categories of financial instrument

Fair value

Financial instruments measured at fair value are grouped into Level 1 to 3 based on the degree to which fair value is observable:

Level 1 - quoted prices in active markets for identical securities

Level 2 - significant observable inputs other than quoted prices included in Level 1

Level 3 - significant unobservable inputs.

Option liability and convertible debenture derivative are considered to be a Level 3 classification as certain inputs are not based on observable market data.

The Company did not move any instruments between levels of the fair value hierarchy during the period ended June 30, 2026 and December 31, 2025.

The Company's financial instruments include cash, marketable securities, other receivables, related party loan receivable, accounts payable and accrued liabilities, loan payable and promissory notes, joint venture settlement obligation, convertible debentures and convertible debenture derivatives. The carrying values of other receivables, related company loan receivable and accounts payable and accrued liabilities and loan payable and promissory notes approximate their fair values due to their relatively short periods to maturity.

The fair value of the marketable securities is based on recent transaction prices.

The fair value of the joint venture settlement obligation and convertible debentures are initially recorded at fair value and are evaluated by the Company based on level 2 inputs such as discounted future interest and principal payments using current market interest rates of instruments using similar terms. These instruments are subsequently measured through amortized cost, with accretion and interest income recognized through the statement of loss and comprehensive loss.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rates through the interest earned on cash balances, deposits, convertible debentures and loans; however, management does not believe this exposure is significant as most items are at fixed interest rates.

Credit Risk

The Company is exposed to credit risk through its cash, which is held in large Canadian financial institutions with high credit rating, other receivables and the loan receivable. The Company believes the credit risk is insignificant for the cash and other receivables and moderate for the loan receivable with Captiva. The Company's exposure is limited to amounts reported within the statement of financial position.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. In order to meet its financial obligations, the Company will need to generate cash flow from the sale or otherwise disposition of property or raise additional funds. The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating commitments:

Q2 2026 MD&A (expressed in CAD Dollars) - period ended June 30, 2026
www.greenbriarliving.com

	Less than 1 year	Between 1 and 2 years	Over 2 years	Total
Accounts payable and accrued liabilities	6,522,994	-	-	6,522,994
Loan payables and promissory notes	4,059,368	-	-	4,059,368
Joint venture settlement obligation	1,811,244	1,397,897	-	3,209,141
Convertible debenture	3,997,764	973,578	-	4,971,342
Convertible debenture derivative	483,121		-	483,121
Total	$16,874,491	$2,371,475	$-	$19,245,966

Foreign Exchange Risk

The Company operates in Canada and the United States and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in Canadian dollars. Fluctuations of the operating currencies in relation to the Canadian dollar will have an impact upon the reported results of the Company and may also affect the value of the Company's assets and liabilities.

The Company's financial assets and liabilities as at June 30, 2026, are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$13	$570	$583
Other receivables	16,065	-	16,065
Marketable securities	3,096,000	-	3,096,000
	3,112,078	570	3,112,648
Financial liabilities
Accounts payable and accrued liabilities	(1,151,270)	(5,371,724)	(6,522,994)
Loan payable and promissory notes	(1,395,861)	(2,663,507)	(4,059,368)
Joint venture settlement obligation	(3,075,282)	-	(3,075,282)
Convertible debenture	(973,578)	(3,997,764)	(4,971,342)
Convertible debenture derivative	-	(483,121)	(483,121)
Net financial liabilities	$(3,483,913)	$(12,515,546)	$(15,999,459)

The Company's financial assets and liabilities as at December 31, 2025, are denominated in Canadian Dollars and United States Dollars and are set out in the following table:

Q2 2026 MD&A (expressed in CAD Dollars) - period ended June 30, 2026
www.greenbriarliving.com

	Canadian Dollars	US Dollars	Total
Financial assets
Cash	$90	$57,449	$57,539
Other receivables	2,988	-	2,988
Marketable securities	3,096,000	-	3,096,000
	3,099,078	57,449	3,156,527
Financial liabilities
Accounts payable and accrued liabilities	(1,021,229)	(4,684,820)	(5,706,049)
Loan payable and promissory notes	(1,238,748)	(2,488,069)	(3,726,817)
Joint venture settlement obligation	(3,644,648)	-	(3,644,648)
Convertible debenture	(900,294)	(3,616,057)	(4,516,351)
Convertible debenture derivative	-	(145,122)	(145,122)
Net financial liabilities	$(3,705,841)	$(10,876,619)	$(14,582,460)

The Company's reported results will be affected by changes in the US dollar to Canadian dollar exchange rate. As of June 30, 2026, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased net financial liabilities by approximately $1,251,555 (December 31, 2025 - $1,087,662). A 10% depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Risk and Uncertainties

Credit, Liquidity, Interest, Currency and Commodity Price Risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. As at June 30, 2026, the Company's financial instruments include cash, marketable securities, other receivables, accounts payable and accrued liabilities, loan payable and promissory notes, joint venture settlement obligation, convertible debentures and convertible debenture derivatives.

The Company does not use derivative instruments or hedges to manage risks because the Company's exposure to credit risk, interest rate risk and currency risk is small.

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company is exposed to credit risk through its cash, which is held in a large Canadian financial institution with an issuer credit rating of A-1 by Standard & Poor's. The Company believes this credit risk is insignificant.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to short-term interest rates through the interest earned on cash balances and deposits; however, management does not believe this exposure is significant.

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. In order to meet its financial obligations, the Company will need to generate cash flow from the sale or otherwise disposition of property or raise additional funds.

Cash is stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

Q2 2026 MD&A (expressed in CAD Dollars) - period ended June 30, 2026
www.greenbriarliving.com

Real Property Ownership

All real property investments are subject to elements of risk such investments are affected by general economic conditions, local real estate markets, the attractiveness of the properties to residents, supply and demand for housing, competition from other available housing and various other factors. Demand for residential real estate in the United States could be adversely affected by weakness in the national, regional and local economies, changes in supply of, or demand for, similar or competing properties in an area and the excess amount of units in a particular market. To the extent that any of these conditions occur, they are likely to affect market value for residential building lots, which could cause a decrease in the Company's future potential sales revenue from the Property.

No History of Revenue

To date the Company has relied entirely upon the sale of common shares and the exercising of warrants to provide working capital to fund its administration, overhead costs and project development. There is no guarantee that the Company will enter into profitable agreements and earn revenue from operations. The Company has not commenced commercial production and the Company has no history or earnings or cash flow from its operations. Thus, there can be no assurance that the Company will be able to develop any value or that its activities will generate positive cash flow. The Company has not paid any dividends and it is unlikely to generate earnings or pay dividends in the immediate or foreseeable future. The Company has limited cash and other assets. A prospective investor in the Company must be prepared to rely solely upon the ability, expertise, judgment, discretion, integrity and good faith of the Company's management in all aspects of the development and implementation of the Company's business activities.

Market Price of the Common Shares

The Common Shares are listed and posted for trading on the TSXV and OTCQX.  The Company's business is in an early stage of exploration and an investment in the Company's securities is highly speculative. There can be no assurance that an active trading market in the Company's securities will be established and maintained.  Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved.  The price of the Common Shares is also likely to be significantly affected by short-term changes in commodity prices or in the Company's financial condition or results of operations as reflected in its quarterly earnings reports.

Current Global Financial Conditions

Events over the last number of years in global financial markets, including sovereign debt crises, have had a profound impact on the global economy and global financial conditions have been subject to volatility.  Many industries are impacted by these market conditions.  Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity.  A continuing slowdown in financial markets or other economic conditions, including, but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company's business, financial condition, results of operations and ability to grow.

Competition

The renewable energy development industry is highly competitive. The Company competes with other domestic and international power development companies that have greater financial, human and technical resources.

The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than the Company. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to the Company's detriment. The Company may also encounter increasing competition from other renewable energy companies in the Company's efforts to hire experienced professionals. Increased competition could adversely affect the Company's ability to attract necessary capital funding, to acquire it on acceptable terms, or to acquire suitable properties or prospects for development in the future. As a result of this competition, the Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Q2 2026 MD&A (expressed in CAD Dollars) - period ended June 30, 2026
www.greenbriarliving.com

Furthermore, there is no assurance that a ready market will exist for the sale of renewable energy. Factors beyond the control of the Company may affect the marketability of electrical power in existing markets. These factors include market fluctuations, the proximity and capacity of renewable power markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its investment capital.

Risks related to International Activities

A material portion of the business of the Company is located outside of Canada, with assets predominately in USA.  The Company's international operations may be adversely affected by political or economic developments or social instability, which will not be within the Company's control, including, among other things, the risks of political unrest, labour disputes and unrest, war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions, contracts and permits, government regulation, delays in obtaining or renewing or the inability to obtain or renew necessary permits, taxation policies, economic sanctions, fluctuating exchange rates, currency controls, high rates of inflation, limitations on foreign ownership and increased financing costs.  The occurrence of any such events could have a material adverse effect on the Company's business and results of operations as currently contemplated.

Risks Associated with Joint Venture Agreements

Pursuant to agreements the Company may enter into in the course of its business, the Company's interest in its properties may become subject to the risks normally associated with the conduct of joint ventures.  In the event that any of the Company's properties become subject to a joint venture, the existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company's business prospects, results of operations and financial condition: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Reliance on Key Individuals

The Company's success depends on its ability to attract and retain the services of key personnel who are qualified and experienced.  In particular, the success of the Company is, and will continue to be to a significant extent, dependent on the expertise and experience of the Company's directors and senior management.  It is expected that these individuals will be a significant factor in the Company's growth and success.  The loss of the service of these individuals could have a material adverse effect on the Company.

The resource industry is largely driven by fluctuations in commodity prices which, when high, can lead to a large number of projects being developed which in turn increases the demand for skilled personnel, contractors, material and supplies.  Accordingly, there is a risk to the Company of losing or being unable to secure enough suitable key personnel or key resources and, as a result, being exposed to increased capital and operating costs and delays, which may in turn adversely affect the development of the Company's projects, the results of operations and the Company's financial condition and prospectus.

Project Risk

- Availability of tax credits (Montalva)

- Interest rates at time of project financing

- Tax equity investor market, availability and pricing

- Uncertain financial markets and sponsor equity requirements

Q2 2026 MD&A (expressed in CAD Dollars) - period ended June 30, 2026
www.greenbriarliving.com

- Credit rating of off-takers (PREPA)

- Escalation of equipment cost such as battery storage and solar panels including import tariffs.

- Escalation of construction materials and EPC cost

- Increased labor rates

- Availability and timely delivery of key equipment

- Timely completion of interconnection by the transmission provider

- Weather related and force majeure events

- Labor disputes and work stoppage

- Receipt of timely and applicable rights and permits

- Construction delays and cost overruns

- Housing prices are subject to fluctuations that are beyond the Company's control

- Environmental and other regulatory requirements may add costs and uncertainty

- Availability and cost of insurance including hurricane insurance for Montalva

- Insurance policies that may be insufficient to cover losses

Material Accounting Policies and Estimates

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reporting amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue, and expenses.  Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates.  Actual outcomes may differ from these estimates under different assumptions and conditions.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Areas that often require significant management estimates and judgment are as follows:

Key areas of judgment

Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company's functional and local currency is the Canadian dollar.  The functional currency of the Company's subsidiaries is the US dollar.  The determination of functional currency may require certain judgments to determent the primary economic environment.  The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Assets' carrying values and impairment charges

In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets indicating impairment.  These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Going concern of operations

The consolidated financial statements for the period ended June 30, 2026, do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern. If the going concern assumption was not used, then the adjustments required to report the Company's assets and liabilities on a liquidation basis could be material to these financial statements.

Q2 2026 MD&A (expressed in CAD Dollars) - period ended June 30, 2026
www.greenbriarliving.com

Marketable securities

The determination of the fair value requires significant judgement by the Company, on the date of purchase, and at each reporting date thereafter, consistent with fair value accounting guidance in accordance with IFRS 13, Fair Value Measurement.

Tax

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income.  Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable earnings will be available against which the losses can be utilized.  Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable earnings together with future tax planning strategies.

Key sources of estimation uncertainty

Share-based payments

Amounts recorded for share-based payments are subject to the inputs used in the Black-Scholes option pricing model, including estimates such as volatility, forfeiture, dividend yield and expected option life.

Convertible debentures

Convertible debentures are separated into their liability and equity components on the statement of financial position. The liability component is initially recognized at fair value, calculated as the net present value of the liability, using estimated interest rates based upon non-convertible debentures issued by comparable issuers, and accounted for at amortized cost using the effective interest rate method.

Derivative Liability

The Company measures the fair value of the derivative by reference to the fair value on the convertible debenture issuance date with an estimated life ending on the convertible debenture maturity date and revalues them at each reporting date. In determining the fair value for the derivative liability, the Company used the Geometric Brownain motion model with the following assumptions: annualized volatility rate; market price of shares at the reporting date; risk-free interest rate; the remaining expected life of the embedded derivatives and an exchange rate at the reporting date. Changes to these estimates could result in the fair value of the derivative liability being less than or greater than the amount recorded.

Joint venture settlement obligation

The liability is initially recognized at fair value, calculated as the net present value of the liability, using estimated interest rates based upon debt issued by comparable issuers, and accounted for at amortized cost using the effective interest rate method.

Internal controls and procedures

During the period ended June 30, 2026, there has been no significant change in the Company's internal control over financial reporting since last year.

The Chief Executive Officer, President and Chief Financial Officer of the Company are responsible for establishing and maintaining appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, reliable and timely. They are also responsible for establishing adequate internal controls over financial reporting to provide sufficient knowledge to support the representations made in this MD&A and the Company's annual financial statements for the year ended December 31, 2025 (together the "Annual Filings"). The Chief Executive Officer and Chief Financial Officer of the Company have filed the Venture Issuer Basic Certificate with the Annual Filings on SEDAR at http://www.sedarplus.ca.

Q2 2026 MD&A (expressed in CAD Dollars) - period ended June 30, 2026
www.greenbriarliving.com

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), the venture issuer basic certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A may contain "forward-looking statements" or "forward-looking information" (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian securities laws, that relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning: the future cash flows, profitability, financial and operating performance of the Company; estimated future real estate sales prices, commission fees, construction costs, capital costs, interest rates, rates of inflation, environmental considerations and labor availability; anticipated working-capital requirements; capital expenditures; requirements for additional capital; government regulation of operations; environmental risks; limitation of insurance coverage; and the maintenance of permits, licenses necessary for the Company's operations.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "proposes", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve risk and uncertainties that may cause the Company's actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. Investors are also directed to consider other risks and uncertainties discussed in the Company's required financial statements and filings.

The reader should also consider carefully the matters discussed under the heading "Risks Factors and Uncertainties" elsewhere in this MD&A. Forward-looking statements contained herein are made as of the date hereof (or as of the date of a document incorporated herein by reference, as applicable). No obligation is undertaken to update publicly or otherwise revise any forward-looking statements or the foregoing lists of factors and assumptions, whether as a result of new information, future events or results or otherwise, except as required by law. Because forward-looking statements are inherently uncertain, readers should not place undue reliance on them. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.

CAUTIONARY NOTE REGARDING FOFI

Certain information included in this MD&A may constitute future oriented financial information and financial outlook information (collectively, "FOFI") within the meaning of applicable Canadian securities laws. FOFI contained in this MD&A was approved by management as of the date of this MD&A and has been prepared and/or reviewed by management to provide an outlook of prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action. The FOFI has been prepared by management to provide an outlook of the Company's activities and results and has been prepared based on a number of assumptions, including the assumptions discussed under the heading "Cautionary Note Regarding Forward-Looking Information" and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Q2 2026 MD&A (expressed in CAD Dollars) - period ended June 30, 2026
www.greenbriarliving.com

Importantly, the FOFI contained in this MD&A are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the development strategy of the Company's projects, including estimated timelines, marketing efforts and sales targets, (ii) future economic conditions, (iii) the ability of the Company to obtain adequate financing, (iv) receipt of all required regulatory approvals, and (v) other assumptions described above under the heading "Cautionary Note Regarding Forward-Looking Statements". The FOFI or financial outlook contained in MD&A do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts described herein, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading "Risk and Uncertainty" and the other documents filed by the Company with applicable Canadian securities regulatory authorities, FOFI within this MD&A should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI contained in this MD&A. The Company disclaims any intent or obligation to update any FOFI, whether as a result of new information, future events or otherwise, unless required by applicable laws.